Exhibit 4.1

AMENDMENT NO. 5 TO THE GAUCHO GROUP HOLDINGS, INC.

(FORMERLY ALGODON WINES & LUXURY DEVELOPMENT GROUP, INC.)

2018 AWLD EQUITY INCENTIVE PLAN

Section 4(a) of the Plan, as previously amended, is hereby further amended as follows:

Section 4.	Shares Available for Awards

(a)	Shares Available. Subject to adjustment as provided in Section 4(c) of the Plan, the aggregate number of Shares that may be issued under the Plan, excluding shares issued under the Pre-Existing Plans, shall be 662,791 Shares (30% of the Common Stock outstanding on a fully-diluted basis as of the date of stockholder approval of August 16, 2024), plus an automatic annual increase to be added on January 1 of each year equal to 5.0% of the total number of Shares outstanding on such date (including for this purpose any Shares issuable upon conversion of any outstanding capital stock of the Company).

(i)	Any Shares subject to an Award issued under this Plan or the Pre-Existing Plans that are canceled, forfeited or expire prior to exercise or realization, either in full or in part, shall be added to the total number of Shares available for an Award to be made under the Plan.

(ii)	Shares to be issued under the Plan must be authorized but unissued Shares.

(iii)	Notwithstanding the foregoing, (A) the number of Shares available for granting Incentive Stock Options under the Plan shall not exceed the aggregate number of Shares that may be issued under the Plan not taking into account any automatic increase in the share reserve, subject to adjustment as provided in Section 4(c) of the Plan and subject to the provisions of Section 422 or 424 of the Code or any successor provision and (B) the number of Shares available for granting Restricted Stock and Restricted Stock Units shall not exceed 417, subject to adjustment as provided in Section 4(c) of the Plan. Shares tendered by Participants as full or partial payment to the Company upon exercise of an Award, and Shares withheld by or otherwise remitted to the Company to satisfy a Participant’s tax withholding obligations with respect to an Award, shall not then become available for issuance under the Plan. Any Shares withheld or otherwise remitted to the Company to satisfy tax withholding obligations, to pay the exercise price of an Award, or Shares of Common Stock subject to a broker-assisted cashless exercise of an Award shall reduce the number of Shares available for issuance under the Plan.

(iv)	The maximum number of Shares subject to an Award granted during a Fiscal Year to any Director (exclusive of Shares subject to an Award issued to any Director in his or her capacity as an Employee of the Company), together with any cash fees paid to such Director during the Fiscal Year shall not exceed a total value of $100,000 (calculating the value of any Awards based on the grant date fair value for financial reporting purposes).